UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Texas Industries, Inc.

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

882491103

(CUSIP Number)

NNS Holding
c/o M&C Corporate Services
PO Box 309GT
Ugland House
South Church Street
George Town, Grand Cayman
Cayman Islands
+1 345 949 8080

With a copy to:

Minh Van Ngo
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, NY 10019
+1 212 474 1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 16, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

CUSIP No.	882491103

1	NAMES OF REPORTING PERSON: NNS HOLDING (AND TOGETHER WITH MR. NASSEF SAWIRIS AND MR. PHILIP NORMAN, THE “REPORTING PERSONS”) I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): N/A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions): WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
6	PLACE OF INCORPORATION: CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 4,123,939
	8	SHARED VOTING POWER:
	9	SOLE DISPOSITIVE POWER: 4,123,939
	10	SHARED DISPOSITIVE POWER:
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.85%
14	TYPE OF REPORTING PERSON (See Instructions): CO

CUSIP No.	882491103

1	NAME OF REPORTING PERSON: MR. NASSEF SAWIRIS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): OO (See Item 3.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION: EGYPT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 4,123,939
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 4,123,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions): N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.85%
14	TYPE OF REPORTING PERSON (See Instructions): IN

CUSIP No.	882491103

1	NAME OF REPORTING PERSON: MR. PHILIP NORMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions): (a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS (See Instructions): OO (See Item 3.)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION: EGYPT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:
	8	SHARED VOTING POWER: 4,123,939
	9	SOLE DISPOSITIVE POWER:
	10	SHARED DISPOSITIVE POWER: 4,123,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 4,123,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 14.85%
14	TYPE OF REPORTING PERSON (See Instructions): IN

Explanatory Note

This amendment relates to the Schedule 13D originally filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on October 19, 2006, as last amended on September 17, 2009 (the “Schedule 13D”), relating to the common stock, par value $1.00 per share (“Common Stock”), of Texas Industries, Inc., a Delaware corporation (the “Issuer”).

Item 4.  Purpose of Transaction.

The third paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:

The Reporting Persons intend to actively monitor efforts by management to increase stockholder value and may modify their plans in the future depending on the Reporting Persons’ evaluation of the investment potential of the Issuer’s common stock, the Issuer’s business prospects and financial position, other developments concerning the Issuer and its competitors, opportunities that may be available to the Issuer, the price level and availability of the Issuer’s common stock, available opportunities to acquire or dispose of the Issuer’s common stock, conditions in the securities markets and general economic and industry conditions, reinvestment opportunities, developments relating to the Reporting Persons and other factors deemed relevant by the Reporting Persons.

Item 4 is hereby amended and supplemented to add the following:

On July 16, 2010, the Issuer, NNS Holding and Nassef Sawiris entered into a Standstill Agreement pursuant to which (i) NNS Holding and Nassef Sawiris agreed to refrain from taking certain actions with respect to the Issuer and the Issuer’s equity interests until December 31, 2011 and (ii) the Issuer agreed to make certain changes with respect to its Rights Agreement, dated as of November 1, 2006, by and between the Issuer and Mellon Investor Services LLC.  A copy of the Standstill Agreement is filed herewith as an exhibit and incorporated by reference herein.

On July 20, 2010, NNS Holding issued a press release regarding the foregoing.  A copy of the press release is filed herewith as an exhibit and incorporated by reference herein.

Item 5.  Interest in Securities of the Issuer.

Section (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) The aggregate percentage of shares reported owned by the Reporting Persons is based upon 27,770,331 shares of common stock outstanding as of February 28, 2010, which is the total number of shares of common stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended February 28, 2010, filed with the SEC on March 26, 2010. As of the close of business on July 16, 2010, the Reporting Persons beneficially owned 4,123,939 shares, constituting approximately 14.85% of the class outstanding.

Section (c) of Item 5 is hereby amended and restated in its entirety to read as follows:

(c) Not applicable.

Item 7.  Material to be Filed as Exhibits.

Exhibit 1	Standstill Agreement dated as of July 16, 2010, among Texas Industries, Inc., NNS Holding and Mr. Nassef Sawiris.

Exhibit 2	Joint filing agreement between the Reporting Persons dated July 20, 2010.

Exhibit 3	Press Release dated as of July 20, 2010.

Signature.

After reasonable inquiry and to the best of his and its knowledge and belief, each of the following certifies that the information set forth in this statement is true, complete and correct.

Date: July 20, 2010
Mr. Nassef Sawiris
Signature:	/s/ Nassef Sawiris

Date: July 20, 2010
Mr. Philip Norman
Signature:	/s/ Philip Norman

Date: July 20, 2010
NNS Holding
By:	Mr. Nassef Sawiris
Title:	Director

Signature:	/s/ Nassef Sawiris